CONFIDENTIAL TREATMENT OF
CERTAIN DESIGNATED
PORTIONS OF THIS LETTER HAS
BEEN REQUESTED BY MORGAN
STANLEY. SUCH CONFIDENTIAL
PORTIONS HAVE BEEN
OMITTED, AS INDICATED BY [*]
IN THE TEXT, AND SUBMITTED
TO THE COMMISSION.

July 26, 2012

By U.S. Mail & Facsimile to 202-772-9292

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 27, 2012 Form 10-Q for Quarterly Period Ended March 31, 2012 Filed May 7, 2012 File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) is pleased to respond to your letter of June 22, 2012 concerning its Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”), the April 5, 2012 Definitive Proxy Statement (“2012 Proxy Statement”) and the Form 10-Q for the quarterly period ended March 31, 2012 (“First Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

We are subject to operational risk that could adversely affect our businesses, page 24

Comment:

1. We note that you are subject to operational risk, including potential vulnerability to “unauthorized access, mishandling or misuse, computer viruses or malware, cyber attacks and other events that could have a security impact on ‘your computer’ systems.” Furthermore, we note reports that the prevalence of cyber attacks have increased in your industry. If you have experienced any of these or other cyber incidents in the past, beginning with your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:

The Company considered Disclosure Guidance Topic No. 2 in preparing this risk factor disclosure. Disclosure Guidance Topic No. 2 states that a registrant may need to include a “description of cyber incidents experienced by the registrant that are individually, or in the aggregate, material.…” The Company has not experienced any cyber incident that was material, individually or in the aggregate. However, the Company will continue to monitor cyber incidents, including any computer viruses or malware, cyber attacks and other similar attacks, and evaluate the need for disclosure based on materiality, taking into account the Staff’s guidance provided in Disclosure Guidance Topic No. 2.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph, page 43

Comment:

2. It appears that your presentation of the S&P 500 Stock Index and the S&P 500 Financials Index does not assume the reinvestment of dividends (cumulative total shareholder return) as required by Item 201(e) of Regulation S-K. Please confirm that future performance graphs will present cumulative total shareholder return for the indices.

Response:

Beginning with the Company’s 2012 Annual Report on Form 10-K, the Company’s performance graphs will present cumulative total return for the indices.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Net Revenues, page 57

Comment:

3. You disclose that you record gains and losses related to investments associated with certain employee deferred compensation plans in Principal Transactions – Trading and Principal Transactions – Investments. Please revise your disclosure in Management’s Discussion and Analysis or the Notes as appropriate to address the following:

•	Quantify the amount of compensation tied to the performance of investments held in your principal transaction portfolio;

•	More clearly describe the relationships between how compensation is calculated and the gains/losses absorbed on the referenced investments;

•

To the extent that the compensation expense and investment gain/losses offset, clarify whether this is always the case, and if not, describe the circumstances where compensation and gains/losses would not offset; and

•	Discuss the extent to which the employee does not bear the full gain/loss of the referenced investment portfolio due to guarantees that you provide in the compensation arrangement.

Response:

The Company plans to clarify the relationship between the deferred compensation investment performance and compensation expense. Beginning with the Company’s Form 10-Q for the quarterly period ended June 30, 2012 (“Second Quarter Form 10-Q”) filing, the Company will revise its disclosure as follows (changes marked from the First Quarter Form 10-Q):

Principal Transactions—Trading. Principal transactions—Trading revenues include revenues from customers’ purchases and sales of financial instruments in which the Company acts as a market maker and gains and losses on the Company’s related positions. Principal transactions—Trading revenues includes the realized gains and losses from sales of cash instruments and derivative settlements, unrealized gains and losses from ongoing fair value changes of the Company’s positions related to market-making activities, and gains and losses related to investments associated with certain employee deferred compensation plans. In many markets, the realized and unrealized gains and losses from the purchase and sale transactions will include any spreads between bids and offers. Certain fees received on loans carried at fair value and dividends from equity securities are also recorded in this line item since they relate to market-making positions. Commissions received for purchasing and selling listed equity securities and options are recorded separately in the Commissions and fees line item. Other cash and derivative instruments typically do not have fees associated with them and fees for related services would be recorded in Commissions and fees.

The Company often invests directly, as a principal, in investments or other financial instruments to economically hedge its obligations under its deferred compensation plans. Changes in value of such investments made by the Company are recorded in Principal transactions—Trading and Principal transactions—Investments. Expenses associated with the related deferred compensation plans are recorded in Compensation and benefits. Compensation expense is calculated based on the notional value of the award granted, adjusted for upward and downward changes in fair value of the referenced investment and is recognized ratably over the prescribed vesting period for the award. Generally, changes in compensation expense resulting from changes in fair value of the referenced investment will be offset by changes in fair value of investments made by the Company. However, there may be a timing difference between the immediate revenue recognition of gains and losses on the Company’s investments and the deferred recognition of the related compensation expense over the vesting period.

Compensation expense will not include any offsets for cost of capital and other administrative charges associated with the investments made by the Company. The Company’s deferred compensation plans do not provide investment performance guarantees to employees related to the referenced investments.

Historically, the deferred compensation plan expense resulting from the changes in the fair value of the referenced investment has not been material to the Company’s Principal transactions trading and investment revenue or to the Company’s total compensation expense. If this amount was to become material in future periods, the Company will reevaluate the appropriate disclosures.

Critical Accounting Policies, page 79

Goodwill and Intangible Assets, page 80

Comment:

4. Please revise your disclosure in future filings to state, if true, that each of your reporting units has a fair value that is substantially in excess of carrying value. If that is not true, please revise your disclosure in future filings to include the following disclosures for each reporting unit that is at risk of failing step one of your goodwill impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test.

•	A discussion of the methods and key assumptions used in your impairment analysis and how the key assumptions were determined.

•

A discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

•	Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and outcome.

Response:

Beginning with the Second Quarter Form 10-Q filing, the Company will include a statement on whether each of its reporting units which currently have goodwill has a fair value that is substantially in excess of carrying value. In the event a reporting unit’s fair value is not substantially in excess of the carrying value, the Company will include in future filings the disclosures requested above. As of December 31, 2011 and March 31, 2012, each of the Company’s reporting units with goodwill had a fair value that was substantially in excess of carrying value.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management, page 100

Comment:

5. Please expand your discussion to explain the interactions among the various committees and groups responsible for monitoring risk and clarify how information relating to risks is communicated up to senior management and the Board of Directors. For example, we note that with respect to market risk, the business units and trading desks ensure that the risks are measured monitored and made transparent to senior management. Additionally, we note that the Market Risk Department is responsible escalating risk concentrations to senior management. How is this information conveyed to the Board of Directors?

Response:

The Company disclosed on pages 100 and 101 of its 2011 Form 10-K the Company’s risk management framework, including the members and responsibilities of the Firm Risk Committee and its reporting obligations to the full Board of Directors, the Audit Committee of the Board, the Operations and Technology Committee of the Board and the Risk Committee of the Board. In addition, the Company respectfully submits that with respect to market risk management, the Company disclosed on page 102 of its 2011 Form 10-K that “the various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management.” As such, it is the risk management control groups within the Company that ensure market risks are monitored closely. In response to the Staff’s comment, the Company will provide the following disclosure in its Annual Report on Form 10-K for the year ending December 31, 2012 (“2012 Form 10-K”):

The Chief Risk Officer, who reports to the Chief Executive Officer and the Risk Committee of the Board of Directors, among other things, monitors market risk through the Market Risk Department, which reports to the Chief Risk Officer and is independent of the business units, and has close interactions with senior management and the risk management control groups in the business units. The Chief Risk Officer is a member of the Firm Risk Committee, chaired by the Chief Executive Officer, which includes the most senior officers of the Company, and regularly reports on market risk matters to this committee as well as the Board of Directors and its Risk Committee.

VaR Methodology, Assumptions and Limitations, page 104

Comment:

6. We note your disclosure that your Value-at-Risk (VaR) model evolves over time in response to changes in the composition of trading portfolios and to improvements in modeling techniques and systems capabilities. We further note that you are committed to continuous review and enhancement of VaR methodologies and assumptions in order to capture evolving risks associated with changes in market structure and dynamics. Please respond to the following and expand your disclosure in future filings as appropriate:

•	Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.

•

Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

•

Clarify whether your stress VaR (S-VaR) scenarios use all of the base VaR models with more stressed assumptions or if you use different models than your unstressed VaR scenarios. To the extent that different models are used to capture that risk, please tell us the drivers as to why.

•

Tell us whether the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for both purposes differ, please tell us the drivers behind those differences.

•

Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

•

To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

•

Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 305(a)(1)(iii)(4) of Regulation S-K regarding model, assumptions and parameter changes.

Response:

The Company has one VaR model and uses that VaR model to estimate the probability distribution of its trading portfolio’s profit/loss over a 1-day risk period. From such estimated probability distribution, a measure of loss at a 95% or 99% statistical confidence level is calculated. At its most general level, the VaR model uses historical simulation of general market risk factors (i.e., one-day changes, observed or simulated, of market prices/rates) and Monte Carlo simulations of certain specific risk factors, such as corporate issuer-specific credit risk factors.

The VaR model is complex and consists of a collection of a) statistical and econometric methodologies, b) input data on positions (i.e., market risk exposures) and market risk factors, c) specific associations between positions and market risk factors (i.e., position to risk factor mappings) and d) quantitative methods for simulation of risk factors, calculation of profit/loss of positions and aggregation of profit/loss across positions to calculate the profit/loss of the Company’s portfolio.

The Company’s usage of the model for the various types of market risks reflects its assessment of the model features that are required to correctly capture the risks as well as reflects the specific comments, suggestions and requests received from the Company’s regulators.

The Company’s VaR model aggregates the simulated profit/loss of positions in a bottom-up manner to obtain the profit/loss of the portfolio of positions. Each position’s profit/loss is simulated by applying the market risk factors that are relevant to the position’s risk sensitivities or price grid. The profits/losses of all positions (in the portfolio) are summed up to obtain the profit/loss of the portfolio. This aggregation of the portfolio of positions occurs for every simulated scenario of the VaR model and the aggregation of the simulated scenarios determines the profit/loss probability distribution of the portfolio, from which an estimate of loss at a high confidence level is obtained.

The Company’s Stress VaR (“S-VaR”) model estimates credit and market risk profit/loss over a 1-year time period and is a component of the Company’s economic capital model. S-VaR includes risks that are inherent to the long time horizon of one year, such as the risks of market illiquidity and discontinuities caused by credit quality migration and default events.

The S-VaR model uses as much as possible of the VaR model infrastructure but it diverges from VaR in areas where the technical requirements of S-VaR are different from VaR. In particular, the adjustment of the market risk factors to reflect market illiquidity is a substantial difference between VaR and S-VaR. In S-VaR, the 1-week risk factor shocks are compounded in a liquidity-adjusted scheme to obtain the 1-year shocks that ultimately result in the positions’ profits/losses over one year.

In addition, because of the long risk horizon of S-VaR (i.e., 1 year), various event and jump to default risks (affecting asset classes including credit, equity and securitized products) that do not exist in the context of 1-day VaR need to be modeled.

The Company uses the same VaR model for market risk disclosure and regulatory capital calculation. However, because regulators have specific requirements for the types of positions that need to be included in the regulatory trading book, the market risk disclosure trading book is different from the regulatory trading book. For example, the market risk of counterparty valuation adjustments (“CVA”) is part of the Company’s market risk disclosure trading book, but it is not part of the regulatory trading book. In addition, the reported risk horizons and confidence levels used for the capital calculation may differ from those used for disclosure purposes.

The validation processes and procedures for changes of the VaR model (an example of a significant change would be a change of the methodology used for issuer-specific credit risk) depend on the significance of the changes, both in terms of the effect on the VaR number as well as the significance of the methodology change. Significant changes need to be pre-cleared by the Company’s Internal Audit Department. Changes that have a material impact on the regulatory capital numbers or that are relevant to a particular regulatory approval or requirement also require pre-clearance by the relevant regulator.

If a VaR model change is necessary, the Company’s internal policies require approval by the Chief Risk Officer of a VaR model change that causes a change in the Company’s VaR of 5% or more in absolute value. In addition, the Company reviews all VaR model changes, significant or not, with its internal Market Risk Department Process Committee and with its regulators.

Parallel runs are conducted and reviewed for all VaR model changes; longer periods of parallel runs are conducted for significant model changes. For sufficiently significant model changes, statistical and back-testing analysis is performed and discussed with the Internal Audit Department and regulators as part of pre-clearance.

Item 305(a)(1)(iii)(4) of Regulation S-K requires disclosure of changes in “disclosure alternatives or key model characteristics, assumptions, and parameters… if the effects of any such change is material…”. The Company has in the past disclosed its change in key assumptions where the impact of such change was material. For example, on page 114 of the Company’s Form 10-Q for the quarter ended March 31, 2010, the Company disclosed the reclassification of its counterparty portfolio from Non-Trading VaR to Trading VaR, provided the reasons for the change and restated the VaR results for the quarter ended December 31, 2009 using the new classification. The Company will continue to review any changes in its disclosure alternatives or key model characteristics, assumptions and parameters and disclose any relevant change as required by Item 305(a)(1)(iii)(4).

Country Risk Exposure, page 118

Comment:

7. You disclose that indirect country risk exposures are captured and monitored through regular stress testing and counterparty, market and systemic vulnerability analysis. You also disclose that you reduce country risk exposure through the effect of risk mitigants, such as netting agreements with counterparties that permit offsetting of receivables and payables with such counterparties, obtaining collateral from counterparties, and hedging. For purposes of providing greater transparency, please revise your disclosure in future filings to more clearly identify and discuss specific examples of such indirect country risk exposure and discuss the extent of indirect sovereign credit risk exposures that you have identified, providing quantification where possible.

Response:

Indirect country risk exposures refer to Morgan Stanley counterparties in one jurisdiction that the Company has identified through its counterparty credit analysis as having a vulnerability or exposure to another country or jurisdiction. Examples of such counterparties include: mutual funds that invest in a single country, offshore companies whose assets reside in another country to that of the offshore jurisdiction and finance company subsidiaries of corporations. The outcome of such identification can result in a reclassification of country risk, amendment of counterparty limits or exposure mitigation, the effect of which was already included within the country risk exposure tables on pages 119 and 120 of the Company’s 2011 Form 10-K.

Beginning with the Second Quarter Form 10-Q filing, the Company will revise its Country Risk Exposure disclosure as follows (changes marked from the First Quarter Form 10-Q filing):

Country Risk Exposure. Country risk exposure is the risk that events within a country, such as currency crises, regulatory changes and other political events, will adversely affect the ability of the sovereign government and/or obligors within the country to honor their obligations to the Company. Country risk exposure is measured in accordance with the Company’s internal risk management standards and includes obligations from sovereign governments, corporations, clearinghouses and financial institutions. The Company actively manages country risk exposure through a comprehensive risk management framework that combines credit and market fundamentals as well as scenario analysis, and allows the Company to effectively identify, monitor and limit country risk. Country risk exposure before and after hedges are monitored and managed, with stress testing and scenario analysis conducted on a continuous basis, to identify exposure concentrations, wrong way risk and the impact of idiosyncratic events. In addition, indirect exposures are identified through the Company counterparty credit analysis as having a vulnerability or exposure to another country or jurisdiction. Examples of such counterparties include: mutual funds that invest in a single country, offshore companies whose assets reside in another country to that of the offshore jurisdiction and finance company subsidiaries of corporations. The outcome of such identification can result in a reclassification of country risk, amendment of counterparty limits or exposure mitigation. The Company reduces its country risk exposure through the effect of risk mitigants, such as netting agreements with counterparties that permit the Company to offset receivables and payables with such counterparties, obtaining collateral from counterparties, and by hedging.

Comment:

8. We note as per footnote (2) to your tabular disclosure on pages 119 and 120 that your net counterparty exposure takes into consideration legally enforceable master netting agreements and collateral. Please revise your disclosure in future filings to separately quantify the impact that master netting agreements and posted collateral have on your net counterparty exposure.

Response:

The Company respectfully submits that gross presentation does not provide users with better information regarding the Company’s country exposure. Net counterparty exposure is an accurate representation of how the Company manages its exposure. Counterparty exposures recognize the benefit of legally enforceable netting and collateral arrangements pursuant to standard industry master netting and credit support agreements, including the ISDA Master Agreements and ISDA Credit Support Annex. The Company’s Legal Department reviews these agreements and evaluates whether netting outstanding transactions governed by such master netting agreements and setting off collateral against the resulting netted amount would be legally enforceable in the event of a counterparty default, including in a counterparty bankruptcy. In a number of cases, most recently during the financial crisis of 2008, the Company has successfully applied netting and collateral setoff in closing-out the positions of defaulting counterparties, including in the Lehman bankruptcy. The Company’s Risk Management Department, therefore, manages counterparty exposure pursuant to the netting conclusions of the Company’s Legal Department. Based on this, the Company believes that reporting the impact of netting and collateral is not meaningful to investors as it is not how the Company manages its exposure.

However, as quantitative information related to collateral can be separately identified in the Company’s risk management process, beginning with the Second Quarter Form 10-Q filing, the Company plans to provide quantitative information about the benefit of collateral against its counterparty credit exposure in its disclosure of country risk exposures.

Comment:

9. We note your disclosure that your hedges within your tabular disclosures on pages 119 and 120 represent CDS hedges on net counterparty exposure and funded lending, and that the amounts disclosed are based on the CDS notional amount assuming zero recovery adjusted for any fair value receivable or payable. Please clarify and consider revising your disclosure in future filings to more clearly discuss how you calculate this amount, what you believe that it represents, and why you believe this presentation is useful to you and investors. Specifically, address how the amount reported differs from fair value and notional amounts, and consider separately quantifying fair value and notional amounts in a footnote to your tabular disclosure. Additionally, please revise your disclosure in future filings to discuss the nature of payout or trigger events under these purchased credit protection contracts and how those features may limit the effectiveness of such contracts in mitigating losses.

Response:

The CDS hedges on net counterparty exposure and funded lending in the tabular disclosures represents the CDS notional amount minus CDS fair value. This is an accurate valuation of the payout of the hedge, assuming no recovery, in the case of a counterparty default. Since the Company has already received cash collateral amounts equivalent to the fair value of CDS hedges that are in the money, the Company believes that notional minus fair value is an accurate representation of its net exposure. Specifically, it is the correct measure to compare alongside the current exposure measure used in the tables, which also show exposure assuming no recovery. As such, the Company believes it provides useful information to the readers of the Company’s financial disclosures.

The Company provided the following disclosure under the “Credit Derivatives” section on pages 134 and 135, in the First Quarter Form 10-Q. Beginning with the Second Quarter Form 10-Q filing, the Company will provide a cross-reference within the “Country Risk Exposure” section of Item 3 to the “Credit Derivatives” section of Item 3 that already describes the triggers for purchased credit protection and whether those triggers may limit the effectiveness of those hedges. In addition, this disclosure will be revised as follows (changes marked from the First Quarter Form 10-Q filing):

A credit derivative is a contract between a seller (guarantor) and buyer (beneficiary) of protection against the risk of a credit event occurring on a set of debt obligations issued by a specified reference entity. The beneficiary pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. If a credit event occurs, the guarantor is required to make payment to the beneficiary based on the terms of the credit derivative contract. Credit events, as defined in the contract, may include one or more of the following defined events: bankruptcy, dissolution or insolvency of the referenced entity, failure to pay, obligation acceleration, repudiation, ~~and~~ payment moratorium and restructurings. ~~Debt restructurings are also considered a credit event in some cases. In certain transactions referenced to a portfolio of referenced entities or asset-backed securities, deductibles and caps may limit the guarantor’s obligations.~~

The Company trades in a variety of credit derivatives and may either purchase or write protection on a single name or portfolio of referenced entities. In transactions referencing a portfolio of referenced names or securities, protection may be limited to a tranche of exposure or a single name within the portfolio. The Company is an active market maker in the credit derivatives markets. As a market maker, the Company works to earn a bid-offer spread on client flow business and manage any residual credit or correlation risk on a portfolio basis. Further, the Company uses credit derivatives to manage its exposure to residential and commercial mortgage loans and corporate lending exposures during the periods presented. The effectiveness of the Company’s credit default swaps (“CDS”) protection as a hedge of the Company’s exposures may vary depending upon a number of factors, including the contractual terms of the CDS.”

Notes to Consolidated Financial Statement, page 133

7. Variable Interest Entities and Securitization Activities, page 178

Comment:

10. On page 181, we note that your tabular disclosure of certain non-consolidated VIEs in which you had variable interests includes all VIEs in which you have determined that your maximum exposure to loss is greater than specific thresholds or meets certain other criteria. Please revise your disclosure to clarify the thresholds and other criteria that you utilize in developing this disclosure.

Response:

ASC 810-10-50-4 requires disclosure of all variable interests. However, ASC 810-10-50-10 allows that a “reporting entity shall determine, in light of the facts and circumstances, how much detail it shall provide to satisfy the requirements.” In large part due to its secondary market-making activities, the Company owns variable interests in a large number of VIEs, many of which were sponsored by unrelated parties. In many cases, the Company’s involvement with a VIE is limited to its secondary market position. Many individual positions are not material, either in relation to the VIE or to the Company. Information on the assets held by these VIEs is not available in the Company’s accounting systems, but requires obtaining data from outside sources, a process that can be time-consuming.

As a result, the tables include only those non-consolidated VIEs in which the Company’s maximum exposure to loss through its variable interests is considered to be meaningful, with the application of specific dollar thresholds. These variable interests include securities (for which the maximum exposure to loss generally is equal to the carrying value of the securities) and most liquidity facilities, commitments and guarantees (for which the maximum exposure to loss is equal to the notional amount of the facility).

The Company also provides additional information on non-consolidated VIEs not included in the tables. This information on securitization VIEs was provided on page 43 in the First Quarter Form 10-Q in the third paragraph below the tables and is limited to the securities held by the Company. At March 31, 2012, the Company held approximately $3.7 billion in securities issued by securitization VIEs. The Company does not provide support through other variable interests in these transactions and the Company’s maximum exposure to loss generally equals the fair value of the securities owned. The information provided for these VIEs does not include the assets held by the VIEs as the size of a VIE in which the Company holds a small position does not impact the Company’s potential exposure, which is separately disclosed.

12. Derivative Instruments and Hedging Activities, page 198

Comment:

11. You disclose in footnote (1) to your tabular disclosures on pages 201 and 202 that notional amounts include net notionals related to long and short futures contracts, and that the variation margin on these futures contracts is excluded from these tables. Please revise your disclosure in future filings to clarify whether your futures contracts in these tables are presented on a gross fair value basis. Also, address whether you have netted daily margin posted against the fair values such that the fair value amounts disclosed are on a net rather than gross fair value basis. To the extent the amounts are net, tell us how you considered the guidance in ASC 815-10-50-4B and 820-10-50-3.

Response:

In the tabular disclosures on pages 201 and 202 in the 2011 Form 10-K, the Company presented the gross notionals for each of its open long (asset) and short (liability) futures contracts, respectively. The term “net notionals” as used in footnote (1) to the table refers to the fact that long and short positions in the same futures contract (i.e., the contracts that have the same underlier, same price and same delivery date and are executed on the same exchange) are ‘netted’ together and the resulting net open position in each contract is presented as either a gross long (asset) or gross short (liability) notional balance in the table. The ‘netting’ of long and short positions in the same futures contract is not considered to be a matter of accounting offsetting in accordance with Accounting Standards Codification (“ASC”) 210-20, Balance Sheet Offsetting. Rather, such ‘netting’ is a result of either the liquidation of a purchase of futures through the sale of futures contracts of the same delivery date with the same underlier and on the same exchange or the covering of a short sale of futures contracts through the purchase of futures contracts of the same delivery date with the same underlier and on the same exchange. This ‘netting’ results in the presentation of the gross open or outstanding position in each contract. Legally these contracts are considered to be open or outstanding until they have either been closed out or cancelled by the purchase or sale of an offsetting position in the same futures contract. Therefore, the presentation of the gross open long or short position in each futures contract is in compliance with the guidance in ASC 815-10-50-1A(d). Beginning with the Second Quarter Form 10-Q filing, the Company will revise the language in footnote (1) to the table to state: “Notional amounts include gross notionals related to open long and short futures contracts of $XX billion and $XX billion, respectively.”

With respect to fair value, variation margin on futures contracts is legally considered to be the settlement of the open fair value of a futures contract and such settlement occurs on a daily basis in an amount equal to the unsettled fair value amount related to the previous trading day. Therefore, on any given day, the unsettled fair value of an open futures contract is the one-day fair value amount for which settlement via variation margin has not yet occurred. Because futures contracts are considered to be legally settled on a daily basis by variation margin payments, the unsettled variation margin represents fair value of the open futures contract. There is no counterparty or collateral netting applied under ASC 210-20. As such, the Company believes the disclosures made are in compliance with the requirements of ASC 815-10-50-4B. To clarify, beginning with the Second Quarter Form 10-Q filing, the Company will revise its disclosure to state: “The unsettled fair value on these futures contracts (excluded from the table above) of $XX million and $XX million is included in Receivables—Brokers, dealers and clearing organizations and Payables—Brokers, dealers and clearing organizations, respectively, on the consolidated statements of financial condition.”

22. Income Taxes, page 244

Comment:

12. It appears that your effective tax rate has experienced significant volatility in recent years due to Non-U.S. earnings. Please clarify and revise your disclosure to address the following:

•

The extent to which the Non-U.S. earnings line item within your tax rate reconciliation includes the impact on your effective tax rate due to changes in enacted foreign tax rates, changes in your determination that certain unremitted foreign earnings are reinvested indefinitely, and/or changes in the amount of foreign earnings derived from jurisdictions with tax rates different than your U.S. statutory tax rate.

•

Given that 46.7% of income from continuing operations in 2011 is related to Non-U.S. earnings (per your tabular disclosure on page 246), please tell us how you considered separately disclosing current and deferred tax provisions for foreign jurisdictions by country (e.g., tax provisions for your major foreign tax jurisdictions that are disclosed on page 248 including Hong Kong, Japan, and the United Kingdom).

•

Finally, you disclose on page 108 of your Form 10-Q for the Quarterly Period Ended March 31, 2012 that the income of certain foreign subsidiaries earned outside of the United States has previously been excluded from taxation in the U.S. as a result of a provision of U.S. tax law that defers the imposition of tax on certain active financial services income until such income is repatriated to the United States as a dividend and that this provision expired for taxable years beginning on or after January 1, 2012. You also state that if this provision is extended again with respect to such income earned during 2012, the impact could decrease your 2012 annual effective tax rate and have a favorable impact on your net income. Please revise your disclosure in future filings to quantify the impact that the expiration of this tax provision had on your effective tax rate for the first quarter of 2012.

Response:

The volatility in the Company’s Non-U.S. earnings line in the effective tax rate reconciliation table is due to the fact that the Company generally does not make an indefinite reinvestment assertion with respect to a significant share of its non-U.S. earnings and provides the estimated U.S. deferred taxes on such earnings. As a result, when there is an actual repatriation or a change in the assertion with respect to such earnings from prior periods, the full adjustment is recorded in one period resulting in rate volatility. The Company explains this rate volatility by providing additional disclosures in footnotes to the table as well as in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For the year ended December 31, 2011, the Non-U.S. earnings line included an $137 million tax benefit, or (2.2)% related to the reversal of U.S. deferred tax liabilities associated with prior-years’ undistributed Non-U.S. earnings due to the change in the Company’s assertion that these unremitted foreign earnings are reinvested indefinitely, and $100 million of tax expense, or 1.6%, related to the remeasurement of Japanese net deferred tax assets as a result of a decrease in the local statutory income tax rates. Both of these discrete items were disclosed in footnote (1) to the tax rate reconciliation table on page 244 and on page 55 in the Company’s 2011 Form 10-K. The remaining amount in Non-U.S. earnings line of $44 million or 0.7% mainly related to the foreign tax rate differential and audit adjustments from tax authorities for prior periods, which the Company deemed immaterial to separately disclose.

Similarly, for the year ended December 31, 2010, the Non-U.S. earnings line included $1,009 million of tax benefits, or (16.2)%. These benefits included $382 million tax benefit, or (6.1)% related to changes in assertion that certain prior unremitted non-U.S. earnings are reinvested indefinitely abroad, $289 million, or (4.7)% tax benefit associated with remeasurement of unrecognized tax benefits and related interest, and $338 million tax benefit, or (5.4)% associated with the planned repatriation of non-U.S. earnings at a cost lower than originally estimated1. For the year ended December 31, 2009, the Non-U.S. earnings line included $331 million tax benefit or (29.3)% associated with the planned repatriation of non-U.S. earnings at a cost lower than originally estimated. These discrete items were disclosed in footnote (1) to the tax rate reconciliation table on page 244 in the Company’s 2011 Form 10-K. The remaining amounts in the Non-U.S. earnings line primarily related to the foreign tax rate differential and tax authorities audit adjustments for prior periods which the Company deemed immaterial to separately disclose.

The Company considers on an on-going basis whether to separately disclose current and deferred tax provisions for certain foreign jurisdictions. On a consistent basis, no single Non-U.S. jurisdiction where the Company routinely operates has historically had material profit before tax and contributed a disproportionate amount to the tax provision to warrant separate disclosure in the current and deferred provision table. The Company will continue to evaluate on an on-going basis the need to provide current and deferred tax information for material non-U.S. jurisdictions.

Beginning with the Second Quarter Form 10-Q filing, the Company will provide the following revised disclosures with respect to the expiration of the active financing exception provision (changes marked from the First Quarter Form 10-Q):

The income of certain foreign subsidiaries earned outside of the United States has previously been excluded from taxation in the U.S. as a result of a provision of U.S. tax law that defers the imposition of tax on certain active financial services income until such income is repatriated to the United States as a dividend. This provision, which expired for taxable years beginning on or after January 1, 2012, had previously been extended by Congress on several occasions, including the most recent extension which occurred during 2010. The increase to the annual effective tax rate as a result of the expiration of the provision was approximately [*]% applicable to the pre-tax earnings for the quarter ended June 30, 2012. If this provision is extended again with respect to such income earned during 2012, the overall financial impact to the

[1]	The remaining amounts disclosed in the footnote were components of lines other than “Non-U.S. earnings” in the effective tax rate reconciliation table (primarily U.S. state and local income taxes).

Company would depend upon the level, composition and geographic mix of earnings but could decrease the Company’s 2012 annual effective tax rate and have a favorable impact on the Company’s net income, but not its cash flows due to utilization of tax attributes carryforwards.

Financial Data Supplement

Short-term Borrowings, page 266

Comment:

13. We note your disclosure on page 63 that net interest expense within the Institutional Securities segment increased to $1.085 billion in 2011 from $233 million in 2010 primarily due to higher interest expenses that resulted from increased interest rates associated with your long term borrowings and stock lending transactions. We also note your weighted average interest rates of long term borrowings increased from 3.8% to 4% per your disclosure on page 195. However, you disclose that you are unable to provide weighted average interest rates for securities sold under repurchase agreements and securities loaned as you consider such interest expense as an integrated activity with other revenue sources for each of your separate businesses. We believe this information is useful as it provides transparency into the interest rate and cost of borrowing increases on your short-term collateralized borrowings in a historically low interest rate environment. Please revise your disclosure in future filings to provide the weighted average interest rates for securities sold under repurchase agreements and securities loaned as required by Item VII(3) of Industry Guide 3 for Bank Holding Companies, or tell us why such information is not available. Please note that you may provide an approximate weighted average interest rate on your average balances outstanding during the years presented.

Response:

Beginning with the Company’s 2012 Annual Report on Form 10-K, the Company will provide an approximate weighted average interest rate for securities sold under repurchase agreements and securities loaned.

Definitive Proxy Statement on Schedule 14A

Certain Transactions, page 19

Comment:

14. Please tell us whether the extensions of credit to your directors, officers and members of their immediate families were made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with other persons not related to the lender. If so, please confirm that you will use the language contained in Instruction 4(iii)(B) to Item 404 of Regulation S-K in future filings.

Response:

The Company did not extend any credit to its directors, officers or members of their immediate families for the year ended December 31, 2011. If in the future the Company extends credit to its directors, officers or members of their immediate families, it will use the precise language contained in Instruction 4(c)(ii) to Item 404 of Regulation S-K in future filings.

Compensation Discussion and Analysis, page 26

Comment:

15. We note your disclosure on page 32 that your pre-established performance priorities are non-formulaic, do not require specific targets or goals to be met and are not assigned any specific weighting. However, on pages 26 and 28 you indicate that you reduced Mr. Gorman’s compensation by 25%, reflecting the fact that you did not fully meet certain 2011 performance/financial priorities. In the “Company Financial Performance” section on page 35, you state that your return on average equity from continuing operations was below the ROE performance priority for 2011. Please tell us if there were other performance/financial priorities that you did not meet or if missing the ROE performance priority was the reason why Mr. Gorman’s compensation was reduced by 25%. Also, please tell us what the ROE performance priority was and confirm that to the extent you establish specific performance/financial priorities that can result in upward or downward adjustments to compensation, you will disclose the targets in future filings.

Response:

As described on page 32 of the Company’s 2012 Proxy Statement, although the Compensation, Management Development and Succession Committee (“CMDS Committee”) sets financial and non-financial (i.e., business development, financial and operating risk management, international businesses, and culture and stakeholder engagement) performance priorities in the beginning of the year, the CMDS Committee does not assign any specific weighting or establish any specific formula for determining the named executive officer (“NEO”) incentive compensation pursuant to such priorities. Therefore, even if the Company were to meet or fail to meet one or more of the performance priorities set by the CMDS Committee, there is no required corollary dollar or percentage increase or decrease, respectively, in NEO incentive compensation. Instead, in establishing NEO incentive compensation, the CMDS Committee reviews both Company—financial and non-financial—and individual performance on a holistic basis in the context of the previously set priorities, considering the various priorities to such degrees as it determines appropriate at year-end given the Company’s then current economic and operating environment. In determining to reduce the CEO compensation for 2011 by 25% as compared to 2010 levels, while the Company’s failure to meet its ROE performance priority of [*]% was the significant financial factor, the CMDS Committee reviewed the Company’s progress in various non-financial areas, including continued execution of its long-term strategy, against its overall financial performance, as well as the CEO’s individual performance in making its CEO incentive compensation determination. However, in any particular year, depending on the market and other economic conditions, the CMDS Committee may give greater consideration to a particular priority than in a subsequent year and may determine to increase or decrease CEO compensation from prior year levels by different percentages based upon such considerations.

In future proxy statements and to the extent that the CMDS Committee sets performance priorities in the beginning of the year and continues to determine variable compensation at year-end on a discretionary basis, the Company will continue to fully describe the various performance priorities set by the CMDS Committee and analyze the impact such factors played in the CMDS Committee’s determination of variable compensation for each NEO. Further, if and to the extent that in the future the CMDS Committee determines incentive compensation through specific formulaic performance targets, the satisfaction or failure of which result in prescribed adjustments to or calculations of NEO incentive compensation, the Company will disclose such targets in future proxy statements.

Comment:

16. On page 32 you list credit rating and relative returns (ROE and TSR relative to the comparison group) as two of your four pre-approved company-wide financial performance priorities. Please tell us how the CMDS Committee considered your credit ratings and relative returns when determining named executive officer incentive compensation. We note that these financial performance priorities are not discussed in the “Evaluating Company and Individual Performance” section on page 35.

Response:

As described in the Company’s response to Comment 15 and as described on page 32 of the 2012 Proxy Statement, the CMDS Committee sets performance priorities in the beginning of the year, which are non-formulaic in nature, do not require any specific weighting and do not dictate the actual amount of annual NEO incentive compensation. Further, as described on page 32 of the 2012 Proxy Statement, to the extent any of these predetermined performance priorities were a factor in the CMDS Committee’s determination of NEO incentive compensation, they were discussed in the section of the Compensation Discussion & Analysis titled “Evaluating Company and Individual Performance.” Although the Company’s credit rating and relative returns were among the many performance priorities approved in the beginning of 2011, such items were not significant factors in, and did not significantly impact, the Company’s determination of 2011 NEO incentive compensation and therefore were not separately discussed on page 35.

Comment:

17. We note that you modified the terms of your PSUs so that for purposes of vesting you compare your TSR to the S&P Financial Sectors Index, rather than a small group of peer companies. We also note that for purposes of setting performance priorities and evaluating your financial performance in determining incentive compensation, you continue to compare your ROE and TSR to the comparison group, rather than an index. Please tell us why you utilize the index for PSU vesting purposes but not for performance priorities.

Response:

Each year the CMDS Committee reviews the terms of the PSU program to determine whether any changes or updates are appropriate to better reflect the environment in which the Company operates and current regulatory guidance. For 2011, the CMDS Committee redesigned the performance stock unit (“PSU”) program to further moderate any risk-taking incentives created by the long-term incentive compensation program and to create a more balanced program. After a comprehensive review of the PSU program for 2011, the CMDS Committee decided to provide better balance to the program by modifying the Total Shareholder Return (“TSR”) performance metric to reduce the volatility in the amount of the PSU award to be earned by the NEO as a result of minor differences in the Company’s stock performance as compared to that of its limited direct peers and more appropriately align the award multiplier and the Company’s relative stock performance. To reduce such volatility over the long-term performance period, with respect to the TSR performance metric, the CMDS Committee (i) eliminated the Company’s “rank” within the comparison group as the factor in determining the applicable award multiplier and instead included a measure that would adjust the award multiplier by one percentage point for each percentage difference between the Company’s and the comparison group’s TSR (thereby reducing the likelihood that small differences in the Company’s relative stock price performance cause a disparate impact on the applicable award multiplier) and (ii) determined that an index group, as opposed to a limited group of peers, would be the more appropriate comparison group for these purposes as the amount of the award earned would be less impacted by company-specific one-off or unpredictable events occurring at one of the Company’s nine direct competitors (e.g., corporate events like mergers, acquisitions or divestitures or historically depressed stock prices).

As described above in the Company’s responses to Comments 15 and 16, its pre-approved annual performance priorities are not formulaic and do not require or dictate specific incentive compensation results and are reviewed on an annual basis and considered by the CMDS Committee in its discretion at year-end. This is in contrast to the performance metrics of the PSU program, which are designed to measure Company performance over a three-year period, are predetermined in the beginning of such long-term performance period and formulaically determine the amount of PSUs ultimately earned (i.e., vested) by the NEO. As a result, volatility issues are not as relevant for purposes of the Company’s annual performance priorities. Further, the limited peer group noted on page 32 of the 2012 Proxy Statement with whom the Company directly competes for business and talent is not only used for purposes of relative returns, but is also considered to understand market practices and to evaluate the competitiveness of its compensation programs.

Comment:

18. It appears from your disclosure on page 38 and elsewhere that the MSCIP awards accounted for at least 25% and up to 45% of total compensation (and between 28% and 50% of non-salary compensation) for your named executive officers for 2011 performance. We note that the MSCIP awards are deferred cash awards that vest, have their cancellation provisions lifted and are distributed automatically in installments over time. We also note that, for four of your named executive officers, this is scheduled to occur for 50% of the award on November 30, 2012 and 50% on November 30, 2013 and that for the fifth named executive officer, whose award was considered vested upon grant, the distributions are scheduled to occur in equal installments on February 2 of 2013, 2014 and 2015.

Please reconcile the terms of the MSCIP awards with the following disclosures from your proxy statement and elsewhere:

•

“We paid no cash bonus to members of the Company’s Operating Committee (for 2011, our eight most senior executives, including the NEOs) and instead delivered 100% of year-end compensation in deferred long-term incentive awards subject to market and cancellation risk over a three-year period.” Page 26 of proxy statement.

•

“Members of the Company’s Operating Committee, including each NEO, received no cash bonus for 2011. Instead, 100% of year-end compensation was paid with deferred long-term incentive awards, which are subject to market and cancellation risk over a three-year period.” Page 28 of proxy statement.

•

“We paid no cash bonus to our eight most senior executives. Instead, 100% of year-end compensation is deferred in long-term incentive awards.” Remarks of James Gorman, Chairman and Chief Executive Officer, at the annual meeting of shareholders on May 15, 2012.

Response:

The Company’s references in its 2012 Proxy Statement and other public statements to “cash bonuses” refer to the portion of above-base compensation paid in cash shortly after year-end (typically in the February following the relevant year-end) that is immediately/currently paid and is not subject to any vesting requirements, cancellation provisions or any market risk. As described in the 2012 Proxy Statement, none of our NEOs or other Operating Committee members received such an immediately paid cash bonus as part of 2011 year-end compensation and instead received all 2011 above-base compensation in the form of deferred incentive awards. As described in the 2012 Proxy Statement, the NEO’s long-term incentive compensation was granted in the form of awards under the Morgan Stanley Compensation Incentive Plan (that pay out in cash on a deferred basis) and restricted stock units, and collectively, the distribution schedule for such incentive awards for all NEOs extends over a three-year period. Such awards, unlike cash bonuses paid shortly after year-end, are subject to market and cancellation risk and clawback during such distribution period.

In future proxy statements, to the extent relevant, the Company will clarify that the term “cash bonus” refers to the portion of above-base compensation paid in cash shortly following year-end that is not subject to any service, performance, cancellation, clawback or market conditions.

Form 10-Q for Quarterly Period Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements

2. Significant Accounting Polices

Independent Price Verification, page 10

Comment:

19. You disclose that the VRG (Valuation Review Group) reviews the business unit’s valuation techniques for financial instruments categorized within Level 3, and any adjustments made by the VRG to the fair value generated by the business units are presented to management of the three business segments, the CFO, and the Chief Risk Officer on a regular basis. Please tell us what procedures the VRG uses to validate the front desk (trading) marks. For example, tell us whether you use a mid-point pricing mechanism for the VRG valuation and whether you compare the aggregated fair value mark for a portfolio to the front desk aggregated mark.

Response:

Beginning with the Second Quarter Form 10-Q filing, the Company plans to clarify that the description of its valuation processes applies to financial instruments whether classified in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted.

As disclosed by the Company within the “Independent Price Verification” section, VRG uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party pricing vendors and aggregation services for validating the fair values of financial instruments generated by a business unit (i.e., the front office) using approved valuation models and valuation methodologies.

In general, the business unit will mark cash instruments to the appropriate bid or offer level depending on whether the exposure is long or short at a CUSIP level. VRG will compare the mark to external bid or offer levels in order to validate the business unit mark. For derivatives, the business unit will typically generate a mark using mid-level inputs into a valuation model. In addition, the business unit will apply a bid or offer valuation adjustment at the portfolio level in order to arrive at an exit price. VRG will independently validate both the mid-level inputs used by the business unit in the valuation model as well as the portfolio bid or offer valuation adjustment using external market data.

3. Fair Value Disclosures

Quantitative Information about and Sensitivity of Significant Unobservable Inputs…, page 27

Comment:

20. You disclose the range of significant unobservable inputs for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance, as well as qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. Given the wide range of assumptions for several of the categories, please consider revising your disclosure in future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average (e.g., weighted average by notional, principal, etc.).

Response:

The Company believes that disclosing the weighted average would not be beneficial to investors for the following reasons:

Due to the generally wide dispersion of inputs within the ranges disclosed, the weighted average would not provide any significant information to the investor in terms of the range of inputs across the portfolio. Where a majority of the inputs are dispersed within a smaller band, i.e., a normal bell-shaped distribution, it may be more meaningful to provide a weighted average. However, a normal distribution is not the case for a majority of the Company’s significant Level 3 inputs. A simple scenario where disclosing weighted averages may be misleading is where the portfolio consists of only two positions with equal notionals, one with an input of 10 X (where X represents the appropriate units for that input) and the other with an input of 90 X, leading to a weighted average of 50 X, yet the portfolio has no positions with inputs of 50 X. In other words, the disclosed weighted average could potentially be significantly different from the majority of the Level 3 inputs included in the range.

The weighted average of the significant unobservable inputs calculated is very much dependent on the basis used (e.g., notional, market value, risk) to compute the average. Therefore, the weighted average could be materially different depending on the basis used. Furthermore, the approach implemented by each firm in calculating the weighted average could differ, resulting in a disclosure that is not comparable between firms and could be confusing to investors.

Lastly, consistent with other Level 3 disclosures, the Company presents significant Level 3 inputs for its net derivative contracts positions. Certain simplifying assumptions would need to be made where a derivatives portfolio consists of long and short positions as the weights must be positive in generating a weighted average.

Comment:

21. You disclose your range of significant unobservable inputs in percentage and basis points. For purposes of greater transparency, please revise your disclosure in future filings to clarify the units that you have presented. Specifically, please define what you mean by points. For example, do the points as disclosed represent a percent of par?

Response:

Beginning with the Second Quarter Form 10-Q filing, the Company plans to make this clarification where appropriate. For example, the points as disclosed represent a percent of par.

Comment:

22. We note that you use comparable bond prices as a significant unobservable input into the valuation of various securities, corporate bonds, CDOs, credit contracts, and loans. It appears that a yield may have been considered in coming up with the comparable bond price. If so, please also disclose in future filings the yield or implied yield from the comparable bond price as a significant unobservable input, or tell us why such disclosure is not appropriate or meaningful.

Response:

The Company does not believe disclosing the (implied) yield is appropriate or meaningful to investors. Comparable bond prices, rather than the (implied) yields, are the primary input used in valuation models to determine fair value. Although a yield may be derived from the comparable bond price, it is usually not the primary input considered by the Company in determining the fair value for various securities, corporate bonds, CDOs, credit contracts and loans.

Furthermore, as bonds become distressed and trade significantly away from par, the standard market convention is to quote in price (i.e., the expected recovery assuming default) as the (implied) yield becomes too large a number to be meaningful to another market participant. The Company believes the same would be true for investors.

Fair Value Option, page 30

Comment:

23. We note your loss on long-term borrowings of $2.951 billion recorded in Principal Transactions—Trading for the Three Months Ended March 31, 2012, and we note that a significant portion of this loss was due to the change in credit quality as disclosed on page 31, for which you recorded a loss of $1.978 billion on short-term and long-term borrowings. Please revise your future filings to address the following:

•

It appears that the $1.978 billion is included in the $2.951 billion overall change in fair value, however, it is not clear whether the $1.978 billion includes only the change in your own credit quality or if it also includes the change in credit quality of various underlying credit risks referenced in your structured notes. Please provide clarity on this relationship in future filings.

•

It appears that almost $1 billion of your loss on change in fair value of your long-term borrowings was due to factors other than changes in credit quality in the first quarter of 2012. We believe your disclosure could be enhanced by providing a tabular disclosure of your short-term and long-term borrowings for which you have elected the fair value option disaggregated by product type (e.g., structured notes referenced to foreign currency exchange rates, to interest rates, to movements in a reference price, and to movements in an index) to promote transparency into the changes in fair value of certain structured products. Please provide us with proposed disclosure to that effect to be included in future filings, and address the following:

•	Within this table, separately quantify the impact of the adjustment to reflect the change in your own credit quality on each product type.

•

In your response, reconcile the amounts in the table to the net losses due to the change in fair value of your long-term borrowings of $2.951 billion on page 30, as well as the changes in instrument specific credit risk on your short-term and long-term borrowings of $1.978 billion.

Response:

Beginning with the Second Quarter Form 10-Q filing, the Company will provide further clarity that the change in credit quality is solely due to changes in the credit quality of the Company.

[*]

In the second paragraph on page 31 of the First Quarter Form 10-Q, the Company disclosed information regarding factors that contribute to the changes in the overall fair value. To provide clarification, the Company will revise its disclosure by adding a footnote to the relevant short-term and long-term borrowing line items in the Fair Value Option table (see page 30 of the First Quarter Form 10-Q) to explain that of the total gains and losses recorded in Principal Transactions – Trading, $XX is due to changes in the credit quality of the Company (this amount will tie to the amount that is reported for short-term and long-term borrowings in Gains (Losses) due to Changes in Instrument Specific Credit Risk (see page 31 of the First Quarter Form 10-Q)) and the remainder of the changes in overall fair value of the short-term and long-term borrowings is attributable to changes in foreign currency rates or interest rates or movements in the reference price or index for structured notes, before the impact of related hedges.

Liquidity and Capital Resources

Credit Ratings, page 117

Comment:

24. We note your disclosures on pages 58 and 118 regarding the additional collateral, termination payments or other contractual amounts that could be called by counterparties in the event of a downgrade of your long-term credit ratings. Please respond to the following:

•

Please confirm whether the amounts disclosed on page 118 exceed the amounts disclosed on page 58 because the amounts on page 118 include obligations under “certain other agreements associated with the Institutional Securities business segment” (in addition to OTC derivative contracts) while the amounts on page 58 include only OTC derivative contracts.

•	In future filings, please describe the other agreements associated with the Institutional Securities business segment and provide a breakout of obligations by agreement type.

•

Please explain the reasons why the total obligations (including both counterparty and exchanges/clearing organizations), as disclosed on page 118 and on pages 21 and 92 of your Form 10-K, increased from $5.172 billion in the case of a two notch downgrade and $6.518 billion in the case of a three notch downgrade at December 31, 2011 to $6.777 billion and $9.606 billion, respectively, at March 31, 2012.

Response:

The amounts disclosed on page 58 of the First Quarter Form 10-Q only related to certain OTC derivative contracts that contain credit-risk-related contingent features that are in a net liability position. Amounts on page 118 include similar obligations related to certain OTC derivative contracts irrespective of whether the market value exposure of OTC contracts is in a net asset or liability position, and certain other agreements as further described below.

[*]

[*]

*    *    *    *    *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Michael Seaman, Securities and Exchange Commission

Staci Shannon, Securities and Exchange Commission

Kevin W. Vaughn, Securities and Exchange Commission